SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for August 2019

São Paulo, September 4, 2019 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s premier domestic airline, announces today preliminary air traffic figures for the month of August 2019. Comparisons refer to the same period of 2018.

Highlights

|         GOL’s domestic supply (ASK) increased 4.2% and demand (RPK) increased by 11.2%. GOL’s domestic load factor was 83.2%, a 5.2 p.p. increase in comparison to August 2018. The volume of departures increased by 7.0% and seats increased by 7.6% over August 2018.

|         GOL’s international supply (ASK) and demand (RPK) increased by 53.4% and 72.5% respectively, and international load factor was 77.0%, an increase of 8.6 p.p. in relation to August 2018.

|         GOL’s total supply (ASK) was 9.5% higher due to a 9.3% increase in seats and a 9.0% increase in departures. GOL’s total demand (RPK) increased by 17.1% in comparison to August 2018 and consolidated load factor was 82.3%.

	Monthly Traffic Figures (¹)			Accumulated Traffic Figures (¹)			LTM Traffic Figures (¹)
Operational data *	Aug/19	Aug/18	% Var.	8M19	8M18	% Var.	Aug/19 LTM	Aug/18 LTM	% Var.
Total GOL
Departures	22,168	20,338	9.0%	169,358	166,817	1.5%	252,527	251,937	0.2%
Seats (thousand)	3,881	3,552	9.3%	29,596	28,425	4.1%	44,127	42,674	3.4%
ASK (million)	4,263	3,893	9.5%	33,596	31,756	5.8%	49,898	47,701	4.6%
RPK (million)	3,508	2,996	17.1%	27,627	25,228	9.5%	40,834	38,118	7.1%
Load Factor	82.3%	77.0%	5.3 p.p	82.2%	79.4%	2.8 p.p	81.8%	79.9%	1.9 p.p
Pax on board (thousand)	3,145	2,676	17.6%	23,805	21,850	8.9%	35,365	33,117	6.8%
Domestic GOL
Departures	20,626	19,285	7.0%	157,820	157,456	0.2%	236,226	237,754	-0.6%
Seats (thousand)	3,614	3,359	7.6%	27,596	26,749	3.2%	41,294	40,146	2.9%
ASK (million)	3,620	3,474	4.2%	28,640	28,159	1.7%	42,909	42,312	1.4%
RPK (million)	3,013	2,709	11.2%	23,811	22,588	5.4%	35,498	34,133	4.0%
Load Factor	83.2%	78.0%	5.2 p.p	83.1%	80.2%	2.9 p.p	82.7%	80.7%	2.0 p.p
Pax on board (thousand)	2,938	2,544	15.5%	22,330	20,628	8.3%	33,267	31,259	6.4%
International GOL
Departures	1,542	1,053	46.4%	11,538	9,361	23.3%	16,301	14,183	14.9%
Seats (thousand)	267	194	37.9%	2,000	1,676	19.3%	2,833	2,528	12.1%
ASK (million)	643	419	53.4%	4,956	3,597	37.8%	6,989	5,389	29.7%
RPK (million)	495	287	72.5%	3,816	2,640	44.5%	5,335	3,985	33.9%
Load Factor	77.0%	68.4%	8.6 p.p	77.0%	73.4%	3.6 p.p	76.3%	73.9%	2.4 p.p
Pax on board (thousand)	208	132	57.8%	1,475	1,222	20.7%	2,097	1,859	12.8%
On-time Departures	92.0%	95.7%	-3.7 pp	90.5%	93.2%	-2.7 p.p	90.2%	93.2%	-3.1 p.p
Flight Completion	98.9%	98.3%	0.6 p.p	97.5%	98.4%	-0.9 p.p	97.9%	98.4%	-0.5 p.p
Cargo Ton (thousand)	8.6	9.6	-10.6%	65.0	71.5	-9.0%	102.7	108.5	-5.3%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for August 2019

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 33 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to 77 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 127 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 18 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.